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                                                           SEC FILE NUMBER

                                                             000-06523
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                                                   -----------------------------
                                                           CUSIP NUMBER

                                                            59500W100
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING.

         (CHECK ONE): [ ] FORM 10-K  [ ] FORM 20-F [ ] FORM 11-K  [X] FORM 10-Q
         [ ] FORM N-SAR

         FOR PERIOD ENDED: SEPTEMBER 30, 2001

         [ ] TRANSITION REPORT ON FORM 10-K
         [ ] TRANSITION REPORT ON FORM 20-F
         [ ] TRANSITION REPORT ON FORM 11-K
         [ ] TRANSITION REPORT ON FORM 10-Q
         [ ] TRANSITION REPORT ON FORM N-SAR
         FOR THE TRANSITION PERIOD ENDED:_____________________

================================================================================
Read Instructions (on back page) Before Preparing Form. Please Print or Type.
================================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         Micro Therapeutics, Inc.
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         Full Name of  Registrant

--------------------------------------------------------------------------
         Former Name if Applicable

         2 Goodyear
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         Address of Principal Executive Office (Street and Number)

         Irvine, California  92618
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         City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

                           (SEE ATTACHED SUPPLEMENT)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Harold A. Hurwitz                          (949) 837-3700
----------------------------------------    ------------------------------------
               (Name)                          (Area Code + Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

---------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           (SEE ATTACHED SUPPLEMENT)

--------------------------------------------------------------------------------

                            Micro Therapeutics, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 15, 2001                       By:  /s/  Harold A. Hurwitz
     -------------------------------------------    ----------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

================================================================================
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter), or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T. (Section 232.13(b) of this Chapter).

FORM 12b-25
MICRO THERAPEUTICS, INC.
(Supplement)

PART III - NARRATIVE

The Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001, could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its financial data.


PART IV - OTHER INFORMATION

The Registrant expects to report net sales for its third fiscal quarter ended September 30, 2001, of $2.1 million, as compared with $1.4 million in the prior year period. Loss before an extraordinary charge for the quarter was $6.5 million, compared with net loss of $3.1 million in the 2000 third quarter. The 2001 results include a one-time charge of $3.1 million, reflecting the accrual of the estimated fee in connection with the Registrant's previously announced termination of its distribution agreement with Guidant Corporation.

For the nine-month period ended September 30, 2001, net sales grew 82% to $6.9 million from $3.8 million in the same period last year. Loss before the extraordinary charge was $13.6 million, compared with net loss of $8.4 million for the comparable period in 2000.

During the quarter, the Registrant received $49 million as part of the second and final stage of a $56 million equity financing transaction with Micro Investment, LLC, a limited liability company managed by Warburg Pincus Equity Partners, L.P. The Registrant used a portion of the proceeds from this transaction to pay off notes held by Guidant Corporation and Century Medical, Inc., the exclusive distributor for the Registrant's products in Japan. In connection with the early extinguishment of these notes, which occurred in September and October, the Registrant recorded an extraordinary non-cash charge of $716,000 in the 2001 third quarter.